SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 11, 2016

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated January 11, 2016, entitled “Syneron Medical Provides Preliminary Fourth Quarter 2015 Revenue.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: January 11, 2016

Syneron Medical Provides Preliminary Fourth Quarter 2015 Revenue

Irvine, CA, January 11, 2016– Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today provided preliminary unaudited fourth quarter 2015 revenue results in conjunction with planned meetings January 11-14 surrounding the annual J.P. Morgan Healthcare Conference in San Francisco. Total revenue for the fourth quarter 2015 is expected to be in the range of $78 to $79 million, compared to $74.1 million in the fourth quarter 2014, up approximately 5% to 7% year-over-year, or approximately 9% to 10% in constant currency.

Amit Meridor, Chief Executive Officer of Syneron, said, “Our anticipated record fourth quarter topline performance was driven by the ongoing launches of UltraShape, PicoWay, and Profound. This contributed to growth in excess of 20% in North American product sales during the fourth quarter as compared to the prior year period. Fourth quarter revenue includes $1.6 million from a settlement with an OEM customer of our CoolTouch subsidiary related to the discontinuation of their contract following a change in ownership”

The financial estimates presented above are preliminary and remain subject to management's final review as well as audit by the Company's independent registered accounting firm. The Company intends to report complete fourth quarter and full year 2015 financial results in February. Details regarding the timing of the release of those results, as well as details of a conference call and publicly available webcast, will be announced in a subsequent press release.

About Syneron Candela:
Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch, and has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, Profound and elos Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Candela are located in Israel. Syneron Candela also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com